JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardines

Jardine Matheson Limited
[illegible]h Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

[redacted]

Group Secretariat

08004329

1st August 2008

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

RECEIVED
2008 AUG 13 P 3:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information a copy of an announcement in respect of the 2008 interim results of Jardine Lloyd Thompson Group plc, an associate of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
AUG 1 5 2008
THOMSON REUTERS

Neil M McNamara
Group Corporate Secretary

Encl

Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

1st August 2008

For immediate release

Jardine Lloyd Thompson Group plc
Unaudited Interim Results for the Six Months to 30th June 2008

The following announcement was issued today by the Company's 31%-owned associate, Jardine Lloyd Thompson Group plc.

For further information please contact:

GolinHarris
Kennes Young (852) 2501 7987

Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong
Incorporated in Bermuda with limited liability

JARDINE LLOYD THOMPSON
Group plc

PRESS RELEASE

1st August 2008

JARDINE LLOYD THOMPSON GROUP plc

UNAUDITED INTERIM RESULTS FOR THE SIX MONTHS TO 30th JUNE 2008

Jardine Lloyd Thompson Group plc ("JLT" or "the Group") today announces interim results for the six months ended 30th June 2008.

Financial Summary	6 months to 30th June		
	2008 £m	2007 £m	Change
• Fees and commissions	266.2	244.7	9%
• Underlying trading profit *	44.0	40.4	9%
• Profit before tax	53.4	76.6	(30%)
• Underlying profit before tax *	53.4	51.1	4%
• Diluted earnings per share	17.3p	28.4p	(39%)
• Underlying diluted earnings per share *	17.3p	16.0p	8%
• Interim dividend per share	8.5p	8.5p	-

** Underlying results are before any exceptional items*

Highlights

- Turnover up 9%
- Underlying trading profit up 9%
- Underlying diluted earnings per share up 8%
- Invested over £40m in bolt-on acquisitions since the beginning of 2007
- Strong balance sheet with low net debt

Dominic Burke, Chief Executive, commented:

"These results demonstrate that we have made good progress across the Group, whilst making investments in bolt-on acquisitions and start-up operations. We continue to be firmly on track to deliver sustainable profitable growth despite a challenging global economic and insurance rating environment."

Enquiries:

Dominic Burke - Chief Executive	Jardine Lloyd Thompson	020 7528 4948
Jim Rush - Finance Director		020 7558 3777
Paul Dransfield, Corporate Communications		020 7528 4933
Liz Morley/Anthony Silverman	Maitland	020 7379 5151

A presentation to investors and analysts will take place at 9.30am today at 6 Crutched Friars, London EC3N 2PH. A live webcast of the presentation can be viewed on the Group's website www.jltgroup.com.

FULL RELEASE FOLLOWS:

INTERIM STATEMENT

JLT has once again achieved a good trading performance in the first six months period ended 30th June 2008.

Turnover increased by 9% to £266.2 million compared to the same period last year, or 6% at constant rates of exchange (CRE), comprising 4% organic growth and 2% due to acquisitions.

Underlying trading profit also increased by 9% to £44.0 million or 10% at CRE. The underlying trading margin was maintained at 17%. The improved trading performance reflects creditable organic growth, tight cost control and improvements to our operating model.

	1st Half 2008							1st Half 2007	
£m	Turnover			Trading Profit		Trading Margin		Trading	
	Actual	Growth	at CRE	Actual	at CRE	Actual	at CRE	Profit	Margin
Risk & Insurance:									
Retail	110.6	17%	8%	19.2	17.8	17%	17%	17.8	19%
London Market	112.7	2%	4%	24.9	26.7	22%	23%	24.6	22%
	223.3	9%	6%	44.1	44.5	20%	21%	42.4	21%
Employee Benefits	42.9	8%	8%	7.3	7.3	17%	17%	6.6	17%
Central costs	-	-	-	(7.4)	(7.4)	-	-	(8.6)	-
	266.2	**9%**	**6%**	**44.0**	**44.4**	**17%**	**17%**	**40.4**	**17%**

Investment income on fiduciary funds was £7.1 million, compared to £8.1 million in 2007 due primarily to lower interest rates on US dollar fiduciary deposits.

The contribution to profit from our 20% owned French associate, Siaci Saint Honore was £2.5 million, compared to £1.7 million for the same period last year.

Underlying profit before tax was £53.4 million, 4% ahead of the same period in 2007 and 5% ahead at CRE. There were no exceptional items in the first six months of 2008. Profit before tax was higher in the first half of 2007 at £76.6 million due to a net exceptional gain which arose from the merger of our associate Siaci with Saint Honore in France, partly offset by exceptional restructuring costs.

Underlying diluted earnings per share increased by 8% to 17.3 pence per share in the period compared to 16.0 pence per share in the same period in 2007. Diluted earnings per share were higher in the first half of 2007 at 28.4 pence due to the net exceptional gain.

The Board has declared an unchanged interim dividend of 8.5p per share to be paid on 6th October 2008 to shareholders on the register at 5th September 2008.

OPERATIONAL REVIEW

Risk & Insurance

Risk & Insurance comprises our retail and London market broking businesses. Combined turnover increased by 9% to £223.3 million or 6% at CRE, comprising 4% organic growth and 2% by acquisition. Underlying trading profit increased by 4% to £44.1 million in the period representing an underlying trading margin of 20% compared to 21% in the same period in 2007.

Retail

Turnover in our retail businesses showed strong growth of 17% to £110.6 million, or 8% at CRE, comprising 4% organic growth and 4% due to acquisitions. The trading margin was 17% compared to 19% for the same period in 2007.

	1st Half 2008					1st Half 2007	
£m	Turnover			Trading		Trading	
	Actual	Growth	at CRE	Profit	Margin	Profit	Margin
Australasia	40.8	22%	7%	11.5	28%	10.1	30%
Asia	19.5	14%	10%	4.4	23%	4.2	25%
Europe	28.8	13%	10%	0.9	3%	2.1	8%
Canada	10.4	21%	9%	1.3	13%	0.8	9%
Latin America	9.3	15%	4%	1.3	13%	1.0	12%
Insurance Management	1.8	6%	6%	(0.2)	(11%)	(0.4)	(21%)
	110.6	**17%**	**8%**	**19.2**	**17%**	**17.8**	**19%**

All territories achieved good revenue growth in very competitive market conditions. Europe, which includes our UK retail business, achieved revenue growth of 13% or 10% at CRE. The trading margin for Europe decreased from 8% to 3% but this is in line with our expectations and is due to a proportional shift in profits into the second half of the year due principally to acquisitions.

London Market

Turnover in our London Market businesses increased by 2% to £112.7 million, or 4% at CRE, comprising 3% organic growth and 1% by acquisition. The trading margin was unchanged at 22% or 23% at CRE.

	1st Half 2008							1st Half 2007	
£m	Turnover			Trading Profit		Trading Margin		Trading	
	Actual	Growth	at CRE	Actual	at CRE	Actual	At CRE	Profit	Margin
Jardine Lloyd Thompson Limited	61.7	1%	2%	14.2	14.9	23%	24%	13.7	22%
Lloyd & Partners	25.7	13%	16%	5.4	6.0	21%	23%	4.9	22%
JLT Re	25.3	(5%)	(3%)	5.3	5.8	21%	23%	6.0	22%
	112.7	**2%**	**4%**	**24.9**	**26.7**	**22%**	**23%**	**24.6**	**22%**

Jardine Lloyd Thompson Limited, our specialist broking business, achieved modest turnover growth in a challenging market but continued to improve its trading profit margin. Last year's full year trading margin was 14% and the business is targeting a full year trading margin of 20% by 2011 with steady year-on-year improvement.

Lloyd & Partners, our wholesale business, achieved strong revenue growth of 13%, or 16% at CRE, notwithstanding further rate reductions across most classes of insurance. The impact has been particularly felt in Bermuda where soft US insurance markets have attracted business away from the island. The business has begun to benefit from investment in key recruitments in 2007.

JLT Re is comprised of our reinsurance and aviation insurance businesses and has experienced difficult market conditions resulting in a decrease in turnover of 5% or 3% at CRE. For our reinsurance business, in addition to the decline in premium levels achieved by primary carriers, we have also seen significantly increased retentions by insurers across all areas of the account. Against this however, we have continued to make good progress in developing our non-marine portfolio. Turnover in aviation insurance decreased due to a shift by some clients of their renewals into the second half of the year together with the ongoing challenging soft market conditions. In overall terms, it is anticipated that JLT Re will show year-on-year progress over 2007.

Employee Benefits

Turnover in Employee Benefits increased by 8% to £42.9 million comprising 4% organic growth and 4% by acquisition. Trading profit increased by 11% to £7.3 million with an unchanged trading margin of 17%.

	1st Half 2008				1st Half 2007	
£m	Turnover		Trading		Trading	
	Actual	Growth	Profit	Margin	Profit	Margin
UK & Ireland	**42.9**	**8%**	**7.3**	**17%**	**6.6**	**17%**

A number of new clients have been secured and the business continues to expand the range of services provided to clients.

SHARE BUY-BACK

JLT announced a share buy-back programme in November 2007 for the potential purchase of £40 million shares up to 30th June 2008. Since November 2007, the Company has purchased in the market a total of 1,143,131 shares under the share buy-back programme at an average price of 332 pence per share representing a total consideration of £3.8 million. These are held as treasury shares and no purchases have taken place since 17th April 2008. The Company has renewed its authority to make further share purchases up to April 2009, subject to appropriate conditions.

STRATEGY AND CORPORATE DEVELOPMENTS

JLT's strategy is to achieve sustainable growth by organic means and selected bolt-on acquisitions. Creditable organic growth is being achieved by focusing on the commitment to providing service to our clients; greater internal collaboration; specialisation; staff retention and selective recruitment coupled with performance based remuneration; improving productivity through tight cost control and better IT; and investing in low risk start-up operations.

Our start-up businesses are making good progress. The ICAP-JLT joint venture was launched in 2007 and has established itself as the most successful 'neutral' trading platform for insurance linked investments primarily at this juncture in catastrophe swaps. Thistle Underwriters is expected to receive full FSA approval in the second half of 2008 and it is anticipated trading will

commence in January 2009. Pavilion Insurance changed its name to JLTOnline and launched Insurantz.com in June 2008. This business distributes online SME insurance products.

Good progress has also been made in the period with an additional five small acquisitions for a total estimated consideration of £15.4 million comprising £10.5 million net cash consideration and £4.9 million deferred consideration. The additional annualised revenue is estimated to be £8.7 million. The largest of these acquisitions was Harman Wicks & Swayne in London, acquired in June, which brings scale and leadership to JLT Re's non-marine reinsurance broking operations and complements its traditional strengths in marine, energy and aviation reinsurance. Due to the pattern of revenues, this acquisition is expected to be profit neutral in 2008 before integration costs which will be predominantly incurred in the second half of 2008.

BOARD AND SENIOR MANAGEMENT CHANGES

The Board is pleased to announce the appointment of John Paynter as a Non-Executive Director with effect from 1st October 2008. Formerly with JP Morgan Cazenove, he became a partner in the firm in 1986 and Head of Corporate Finance in 1995. He became Vice Chairman of the JP Morgan Cazenove investment banking joint venture on its creation in March 2005 and retired on 31st July 2008. We are delighted to welcome John who brings a wealth of senior City experience.

We also announce that William Nabarro, in addition to his role as Commercial Director, has been appointed as International Chairman of Employee Benefits to lead the drive to internationalise this important growth platform for the Group. Additionally, Duncan Howorth has been appointed to the Group Executive Committee as Chief Executive of our UK Employee Benefits business. These appointments reflect the importance of our Employee Benefits business to the Group and its potential.

OUTLOOK

JLT continues to be firmly on track to deliver sustainable profitable growth despite the challenging global economic outlook and the current insurance rating environment. We have a strong financial position and a balanced range of businesses that are well placed for long term growth.

Results follow:

Jardine Lloyd Thompson Group plc
Consolidated Income Statement
Unaudited results for the six months ended 30th June 2008

	Notes	6 months to 30th June 2008 £'000	6 months to 30th June 2007 £'000
Fees and commissions	3	**266,187**	244,734
Investment income		**7,111**	8,146
Salaries and associated expenses		**(157,371)**	(147,471)
Premises		**(15,038)**	(15,637)
Other operating costs		**(44,628)**	(11,649)
Depreciation, amortisation and impairment charges	4	**(5,352)**	(4,236)
Operating Profit	2,3,4	**50,909**	73,887
Analysed as:			
Operating profit before exceptional items & impairment charges		**50,909**	48,327
Gain on disposal of investment in associate		**-**	29,700
Group reorganisation and rationalisation costs		**-**	(4,140)
Operating Profit		**50,909**	73,887
Finance costs		**(2,945)**	(2,043)
Finance income		**3,125**	3,063
Net finance income		**180**	1,020
Share of results of associates after tax and minority interests		**2,290**	1,742
Profit before taxation	3	**53,379**	76,649
Income tax expense	5	**(15,528)**	(14,775)
Profit for the period from continuing operations		**37,851**	61,874
Attributable to:			
Shareholders of the Company	3	**37,062**	61,231
Minority interests		**789**	643
		37,851	61,874
Earnings per share			
Basic	7	**17.3p**	28.5p
Diluted	7	**17.3p**	28.4p
Dividends per share	6	**8.5p**	8.5p

Jardine Lloyd Thompson Group plc
Consolidated Balance Sheet
Unaudited as at 30th June 2008

	Note	As at 30th June 2008 £'000	As at 30th June 2007 £'000	As at 31st December 2007 £'000
NET OPERATING ASSETS				
Non-current assets				
Goodwill		174,577	152,510	160,010
Intangible assets		12,027	11,867	11,101
Property, plant and equipment		24,999	23,905	24,473
Investment in associates		31,956	26,880	30,250
Available-for-sale financial assets	8	10,270	6,304	1,034
Derivative financial instruments	9	-	948	403
Employee benefit trusts		971	1,848	1,287
Deferred tax assets		25,085	31,471	26,349
Retirement benefit surpluses	13	3,554	-	4,464
		283,439	255,733	259,371
Current assets				
Trade and other receivables	10	214,471	184,284	160,852
Current tax assets		-	2,212	2,881
Derivative financial instruments	9	1,624	6,644	3,890
Available-for-sale financial assets	8	16,192	8,661	11,103
Cash and cash equivalents	11	437,114	361,988	348,659
		669,401	563,789	527,385
Current liabilities				
Borrowings		(1,191)	(2,784)	(2,078)
Trade and other payables	12	(553,001)	(444,366)	(444,508)
Derivative financial instruments	9	(106)	(939)	(730)
Current tax liabilities		(4,788)	-	-
Provisions for liabilities and charges	14	(25,032)	(29,979)	(20,473)
		(584,118)	(478,068)	(467,789)
Net current assets		85,283	85,721	59,596
Non-current liabilities				
Borrowings		(92,943)	(66,842)	(49,509)
Derivative financial instruments	9	(135)	(188)	(97)
Deferred tax liabilities		(8,563)	(9,562)	(6,751)
Retirement benefit obligations	13	(16,509)	(36,911)	(31,856)
Provisions for liabilities and charges	14	(7,072)	(7,364)	(8,291)
		(125,222)	(120,867)	(96,504)
		243,500	220,587	222,463
TOTAL EQUITY				
Capital and reserves attributable to the Company's equity holders				
Ordinary shares		10,669	10,661	10,667
Share premium		76,847	76,538	76,764
Fair value & hedging reserves		944	5,301	2,681
Exchange reserves		7,486	(3,330)	1,494
Retained earnings		143,542	127,726	127,694
Shareholders' equity	15	239,488	216,896	219,300
Minority interest		4,012	3,691	3,163
		243,500	220,587	222,463

Jardine Lloyd Thompson Group plc
Consolidated Statement of Recognised Income and Expense
Unaudited results for the six months ended 30th June 2008

	6 months to 30th June 2008 £'000	6 months to 30th June 2007 £'000
Actuarial gains recognised in post retirement benefit schemes	**2,626**	29,619
Taxation thereon	**(669)**	(9,040)
	1,957	20,579
Fair value losses net of tax		
- available-for-sale	**(82)**	(496)
- cashflow hedges	**(1,655)**	(1,201)
Currency translation differences	**5,992**	740
Net losses recognised directly in equity	**6,212**	19,622
Profit for the period	**37,851**	61,874
Total recognised income and expense for the period	**44,063**	81,496
Attributable to:		
Shareholders of the Company	**43,274**	80,853
Minority interests	**789**	643
	44,063	81,496

Jardine Lloyd Thompson Group plc
Consolidated Cash Flow Statement
Unaudited results for the six months ended 30th June 2008

	Notes	**6 months to 30th June 2008 £'000**	6 months to 30th June 2007 £'000
Cash flows from operating activities			
Cash generated from operations	17	**4,578**	(32,298)
Interest paid		**(3,020)**	(1,509)
Fair value gains on financial instruments		**80**	76
Interest received		**7,994**	9,670
Taxation paid		**(4,989)**	(8,424)
Increase in net insurance broking creditors		**95,949**	30,322
Net cash from/(used in) operating activities		**100,592**	(2,163)
Cash flows from investing activities			
Purchase of property, plant and equipment		**(4,200)**	(3,595)
Purchase of intangible fixed assets		**(3,574)**	(4,321)
Disposal of property, plant and equipment		**370**	295
Disposal of intangible fixed assets		**373**	565
Acquisition of businesses, (net of cash acquired)	18	**(8,410)**	(7,707)
Disposal of business, (net of cash disposed of)	18	**732**	15,953
Purchase of other investments		**-**	(226)
Disposal of other investments		**11**	55
Net cash (used in)/from investing activities		**(14,698)**	1,019
Cash flows from financing activities			
Equity dividend paid		**(25,396)**	(25,493)
Net cash flows from investments and deposits		**(13,373)**	601
Purchase of investments by Employee Benefit Trust		**-**	(4,827)
Share buy back programme		**(1,070)**	-
Issue of ordinary shares		**85**	1,997
Net increase in borrowings		**39,738**	41,680
Dividend paid to minority shareholding		**(95)**	(1,549)
Net cash (used in)/from financing activities		**(111)**	12,409
Effects of exchange rate changes		**2,672**	384
Net increase in cash and cash equivalents		**88,455**	11,649
Cash and cash equivalents at beginning of year		**348,659**	350,339
Cash and cash equivalents at end of the period		**437,114**	361,988

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2008

Accounting Policies

1. Basis of accounting

The financial statements for the six months ended 30th June 2008 have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34, 'Interim financial reporting' as adopted by the European Union. These financial statements should be read in conjunction with the consolidated statutory accounts of the Company for the year ended 31 December 2007.

The unaudited results for the six months ended 30th June 2008 have been prepared under the historical cost convention as modified by the revaluation of available-for-sale investments and derivative financial instruments and using the accounting policies adopted in respect of the year ended 31st December 2007 which are in accordance with International Reporting Standards as adopted by the European Union (IFRS).

Taxes on income in the interim period have been accrued using the tax rates that are anticipated to be applicable for the full year result.

The financial information for the year ended 31st December 2007 relating to the Group set out above has been extracted from the full audited accounts of the Company for that period. Such financial information does not constitute statutory accounts of the Company for that period within the meaning of section 240 of the Companies Act 1985.

Consolidated statutory accounts for the Company for that period, upon which the auditors have given an unqualified report and which did not contain any statement under section 237 of the Act, have been delivered to the Registrar of Companies.

Full details of the audited accounts and accounting policies for the year ended 31st December 2007 are available at www.jltgroup.com.

Change in accounting policy

IFRS 8, 'Operating segments', effective for annual periods beginning on or after 1 January 2009 has been early adopted in the year beginning 1 January 2008. IFRS 8 replaces IAS 14, 'Segment reporting', and requires a 'management approach' under which segment information is presented on the same basis as that used for internal reporting purposes. This has resulted in an increase in the number of reportable segments presented, as the previously reported Risk & Insurance segment has been split into London Market and Retail segments.

Operating segments are reported in a manner consistent with the internal management reporting.

Comparatives for 2007 have been restated to reflect the revised segmental reporting.

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2008

2. Alternative Income Statement

The format of the consolidated income statement on page 7 conforms to the requirements of IFRS. The alternative income statement set out below, which is provided by way of additional information, has been prepared on a basis that conforms more closely to the approach adopted by the Group in assessing its performance.

	6 months to 30th June 2008			
	Underlying profit	**Reclassification**	**Exceptional items**	**Total**
Continuing operations	**£'000**	**£'000**	**£'000**	**£'000**
Fees and commissions	**266,187**	-	-	**266,187**
Salaries and associated expenses	**(157,371)**	-	-	**(157,371)**
Premises	**(15,038)**	-	-	**(15,038)**
Other operating costs	**(44,636)**	8	-	**(44,628)**
Depreciation, amortisation and impairment charges	**(5,142)**	(210)	-	**(5,352)**
Trading profit	**44,000**	(202)	-	**43,798**
Investment income	**7,111**	-	-	**7,111**
Profit on disposal of fixed asset investments	**8**	(8)	-	**-**
Amortisation of other intangibles	**(210)**	210	-	**-**
Operating profit	**50,909**	-	-	**50,909**
Net finance income	**180**	-	-	**180**
Shares of results of associates after tax and minority interests	**2,290**	-	-	**2,290**
Profit before taxation	**53,379**	-	-	**53,379**

	6 months to 30th June 2007			
	Underlying profit	Reclassification	Exceptional items	Total
	£'000	£'000	£'000	£'000
Fees and commissions	244,734	-	-	244,734
Salaries and associated expenses	(143,796)	-	(3,675)	(147,471)
Premises	(15,403)	-	(234)	(15,637)
Other operating costs	(41,120)	2	29,469	(11,649)
Depreciation, amortisation and impairment charges	(4,018)	(218)	-	(4,236)
Trading profit	40,397	(216)	25,560	65,741
Investment income	8,146	-	-	8,146
Profit on disposal of fixed asset investments	2	(2)	-	-
Amortisation of other intangibles	(218)	218	-	-
Operating profit	48,327	-	25,560	73,887
Net finance income	1,020	-	-	1,020
Shares of results of associates after tax and minority interests	1,742	-	-	1,742
Profit before taxation	51,089	-	25,560	76,649

3. Segment Information

Primary reporting format - business segments

Business segments: the Group is organised on a worldwide basis into four main segments: London Market, Retail, Employee Benefits and Head Office & Other operations. The segments are the basis on which the Company reports its primary segment information.

The London Market segment comprises JLT's specialist wholesale and reinsurance broking activities. The Retail segment comprises the Group's international insurance broking and risk services activities. The Employee Benefits segment consists of pension administration, outsourcing, employee benefits consultancy and US Group marketing activities. The Head Office & Other segment consists mainly of holding companies, central administration functions, the Group's captive insurance companies and the Group's investment in Newstone Courtage, the holding company of Siaci Saint Honore.

Segment results
In accordance with IFRS 8, segment results include the net income or expense derived from the trading activities of the segment, together with the investment income earned on fiduciary funds. Interest income on the Groups own funds and finance costs are excluded since the trading activities of the Group's primary segments are not of a financial nature. The standard also specifically excludes the income tax expense from segmental allocation with the consequence that the minority interest charge is also excluded.

Segment assets include:
- non current assets excluding investments in associates and deferred tax assets,
- trade and other receivables,
- fiduciary funds

Interest bearing assets (e.g. cash & cash equivalents and investments & deposits) relating to the Groups own funds are excluded from segmental assets.

Segment liabilities include:
- trade and other payables,
- provisions for liabilities and charges.

It excludes any interest bearing liabilities (e.g. borrowings) as well as income & deferred tax liabilities.

Items excluded from segmental allocation are referred to below as "unallocated".

Investments in associates: the Group owns 20 per cent of the French company Newstone Courtage (the holding company of Siaci Saint Honore) which operates principally in France. Although the investment and the company share of Newstones' net profit are excluded from the segmental analysis of assets and revenue, they are shown separately in conjunction with data from the Head Office & Other segment. Group companies also own a number of small associates in Asia, which are included in the Retail segment.

Capital expenditure comprises additions to Property, plant and equipment and Intangible assets.

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2008

3. Segment Information cont'd

Segment information - primary reporting format reconciliation

6 months to 30th June 2008	**London Market £'000**	**Retail £'000**	**Employee Benefits £'000**	**Head Office & Other £'000**	**Total £'000**
Underlying trading profit	**24,856**	**19,232**	**7,312**	**(7,400)**	**44,000**
Profit on disposal of fixed asset investments	-	-	-	8	8
Amortisation of other intangibles	(23)	(61)	(126)	-	(210)
Segment result	**24,833**	**19,171**	**7,186**	**(7,392)**	**43,798**
Investment income	4,175	2,899	25	12	7,111
Operating profit	**29,008**	**22,070**	**7,211**	**(7,380)**	**50,909**

Continuing operations 6 months to 30th June 2007	London Market £'000	Retail £'000	Employee Benefits £'000	Head Office & Other £'000	Total £'000
Underlying trading profit	24,717	17,784	6,584	(8,688)	40,397
Profit on disposal of fixed asset investment	-	2	-	-	2
Amortisation of other intangibles	(33)	(58)	(127)	-	(218)
Exceptional items	(3,908)	(2,676)	(232)	32,376	25,560
Segment result	20,776	15,052	6,225	23,688	65,741
Investment income	5,084	2,871	53	138	8,146
Operating profit	25,860	17,923	6,278	23,826	73,887

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2008

3. Segment Information cont'd

6 months to 30th June 2008	London Market £'000	Retail £'000	Employee Benefits £'000	Head Office & Other £'000	Unallocated £'000	Total £'000
Fees and commissions	112,662	110,626	42,892	7	-	266,187
Segment result	24,833	19,171	7,186	(7,392)	-	43,798
Investment income	4,175	2,899	25	12	-	7,111
Operating profit	29,008	22,070	7,211	(7,380)	-	50,909
Net finance income	-	-	-	-	180	180
Share of results of associates after tax & MI	-	9	-	-	2,281	2,290
Profit before taxation	**29,008**	**22,079**	**7,211**	**(7,380)**	**2,461**	**53,379**
Income tax expense	-	-	-	-	(15,528)	(15,528)
Minority interests	-	-	-	-	(789)	(789)
Profit for the period	**29,008**	**22,079**	**7,211**	**(7,380)**	**(13,856)**	**37,062**
Segment assets	450,812	279,263	58,718	53,320	-	842,113
Associates	-	(24)	-	31,980	-	31,956
Unallocated assets	-	-	-	-	78,771	78,771
Total assets	**450,812**	**279,239**	**58,718**	**85,300**	**78,771**	**952,840**
Segment liabilities	(345,422)	(167,933)	(19,609)	(68,994)	-	(601,958)
Unallocated liabilities	-	-	-	-	(107,382)	(107,382)
Total liabilities	**(345,422)**	**(167,933)**	**(19,609)**	**(68,994)**	**(107,382)**	**(709,340)**
Other segment items						
Capital expenditure	804	3,186	590	2,860	-	7,440
Depreciation, amortisation and impairment	(275)	(2,593)	(507)	(1,977)	-	(5,352)

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2008

3. Segment Information cont'd

6 months to 30th June 2007	London Market £'000	Retail £'000	Employee Benefits £'000	Head Office & Other £'000	Unallocated £'000	Total £'000
Fees and commissions	109,829	94,572	39,579	754	-	244,734
Segment result	20,776	15,052	6,225	23,688	-	65,741
Investment income	5,084	2,871	53	138	-	8,146
Operating profit	25,860	17,923	6,278	23,826	-	73,887
Net finance income	-	-	-	-	1,020	1,020
Share of results of associates after tax & MI	-	2	-	1,740	-	1,742
Profit before taxation	25,860	17,925	6,278	25,566	1,020	76,649
Income tax expense	-	-	-	-	(14,775)	(14,775)
Minority interests	-	-	-	-	(643)	(643)
Profit for the period	25,860	17,925	6,278	25,566	(14,398)	61,231
Segment assets	357,779	236,014	76,427	38,022	-	708,242
Associates	-	2,538	-	24,342	-	26,880
Unallocated assets	-	-	-	-	84,400	84,400
Total assets	357,779	238,552	76,427	62,364	84,400	819,522
Segment liabilities	(259,218)	(155,052)	(14,826)	(89,433)	-	(518,529)
Unallocated liabilities	-	-	-	-	(80,406)	(80,406)
Total liabilities	(259,218)	(155,052)	(14,826)	(89,433)	(80,406)	(598,935)
Other segment items						
Capital expenditure	3,774	2,609	255	1,278	-	7,916
Depreciation, amortisation and impairment	(264)	(2,018)	(483)	(1,471)	-	(4,236)

4. Operating Profit

The following items have been charged/(credited) in arriving at operating profit:	**6 months to 30th June 2008 £'000**	6 months to 30th June 2007 £'000
Foreign exchange (gains)/losses:		
Fees and commissions	**(1,821)**	(4)
Other operating costs	**331**	(60)
	(1,490)	(64)
Amortisation of intangible assets:		
- Software costs	**926**	642
- Other intangible assets	**210**	218
Depreciation on property, plant and equipment	**4,216**	3,376
Total depreciation, amortisation and impairment charges	**5,352**	4,236
Amortisation of intangible assets:		
- Employment contract payments (included in salaries and associated expenses)	**1,267**	1,144
Profit on disposal of property, plant and equipment:	**(32)**	(28)
Available-for-sale financial assets		
- Fair value gains	**(215)**	(19)
- Gain on sale	**(11)**	(2)
	(226)	(21)
Exceptional items:		
Reorganisation and redundancy costs of which:		
- included in salaries and associated expenses	**-**	3,675
- included in premises costs	**-**	234
- included in other operating costs	**-**	231
	-	4,140
Sale of associate - Courcelles Participations (included in other operating costs)	**-**	(29,700)
Total exceptional items	**-**	(25,560)

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2008

5. Income tax expense

	6 months to 30th June 2008 £'000	6 months to 30th June 2007 £'000
Current tax expense		
Current year	**12,412**	6,031
Over provided in prior years	**155**	5
	12,567	6,036
Deferred tax expense		
Origination and reversal of temporary differences	**1,594**	5,425
Reduction in tax rate	**85**	682
Benefit of tax losses recognised	**1,288**	2,618
Prior year losses now recognised	**(6)**	14
	2,961	8,739
Total income tax expense in income statement	**15,528**	14,775

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	6 months to 30th June 2008 £'000	6 months to 30th June 2007 £'000
Profit before tax	**53,379**	76,649
Tax calculated at UK Corporation Tax rate of 28.5% (2007: 30%)	**15,213**	22,968
Non-deductible expenses	**1,245**	1,152
Share based payments	**(48)**	565
Other adjustments to taxable profit *	**-**	(8,549)
Adjustments to tax charge in respect of prior periods	**636**	19
Effect of UK and non-UK tax rate differences	**(868)**	(1,533)
Effect of reduction in UK tax rate	**-**	675
Tax on associates	**(650)**	(522)
Total income tax expense	**15,528**	14,775

* The other adjustment to taxable profits for 2007 related to the gain realised on the disposal of the Group's investment in Courcelles Participations that is not subject to tax.

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2008

6. Dividends

	6 months to 30th June 2008 £'000	6 months to 30th June 2007 £'000
Final dividend in respect of 2008 of 12.0p per share (2007: 12.0p)	**25,610**	25,493
	25,610	25,493

An interim dividend in respect of 2008 of 8.5p per share (2007: 8.5p) amounting to £18,367,000 (2007: £18,283,000) is payable on 6th October 2008 to shareholders who are registered at the close of business on 5th September 2008. This dividend will not be accounted for until it is paid. The ex-dividend date will be 3rd September 2008.

7. Earnings per Share

Basic earnings per share are calculated by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the year, excluding unallocated shares held by the Trustees of the Employees' Share Ownership Plan Trust.

Diluted earnings per share are calculated by adjusting the weighted average number of ordinary shares in issue to take account of the potential dilutive effect of outstanding share options.

Additional basic and diluted earnings per share are also calculated based on underlying earnings attributable to shareholders. A reconciliation of earnings is set out below.

	6 months to 30th June 2008 No. of shares	6 months to 30th June 2007 No. of shares
Weighted average number of ordinary shares in issue	**214,276,337**	214,745,107
Effect of outstanding share options	**137,875**	477,450
Adjusted weighted average number of shares	**214,414,212**	215,222,557

	2008			2007		
Earnings reconciliation	**£'000**	**Basic pence per share**	**Diluted pence per share**	£'000	Basic pence per share	Diluted pence per
Underlying profit after taxation and minority interest	**37,062**	**17.3**	**17.3**	34,499	16.1	16.0
Exceptional items	**-**			25,560		
Taxation credit/(charge) on exceptional items	**-**			1,172		
	-	**-**	**-**	26,732	12.4	12.4
Profit attributable to shareholders	**37,062**	**17.3**	**17.3**	61,231	28.5	28.4

8. Available-for-sale financial assets

Available-for-sale financial assets are categorised according to their nature into one of two categories:

1) Investments and deposits, which consist mainly of Bonds, Commercial Paper and Fixed Deposits - these investments are held at fair value and are classified between current and non-current assets according to maturity date.

2) Other investments, which include securities and other investments held for strategic purposes - these investments are held at fair value unless a fair value cannot be accurately determined in which case they are held at cost less any provision for impairment.

For the 6 months ended 30th June 2008	**Other investments £'000**	**Investments & deposits £'000**	**Total £'000**
At 1st January 2008	**846**	**11,291**	**12,137**
Exchange differences	39	1,137	1,176
Additions	-	22,624	22,624
Disposals	-	(9,251)	(9,251)
Revaluation deficit (included within equity)	(154)	(70)	(224)
At 30th June 2008	**731**	**25,731**	**26,462**
Analysis of available-for-sale financial assets			
Non-current	731	9,539	10,270
Current	-	16,192	16,192
At 30th June 2008	**731**	**25,731**	**26,462**
Analysis of available-for-sale investments & deposits			
Fiduciary		25,530	
Own funds		201	
At 30th June 2008		**25,731**	

For the 6 months ended 30th June 2007	Other investments £'000	Investments & deposits £'000	Total £'000
At 1st January 2007	2,481	13,231	15,712
Exchange differences	68	323	391
Additions	226	8,527	8,753
Disposals	(53)	(9,128)	(9,181)
Revaluation deficit (included within equity)	(650)	(60)	(710)
At 30th June 2007	2,072	12,893	14,965
Analysis of available-for-sale financial assets			
Non-current	2,072	4,232	6,304
Current	-	8,661	8,661
At 30th June 2007	2,072	12,893	14,965
Analysis of available-for-sale investments & deposits			
Fiduciary		12,557	
Own funds		336	
At 30th June 2007		12,893	

9. Derivative financial instruments

	30th June 2008		30th June 2007	
	Assets	**Liabilities**	Assets	Liabilities
	£'000	**£'000**	£'000	£'000
Interest-rate swaps - cash flow hedges	**-**	**(37)**	-	(979)
Forward foreign exchange contracts - cash flow hedges	**1,624**	**(204)**	7,592	(148)
Total	**1,624**	**(241)**	7,592	(1,127)
Current	**1,624**	**(106)**	6,644	(939)
Non current	**-**	**(135)**	948	(188)
Total	**1,624**	**(241)**	7,592	(1,127)

The Group's treasury policies are approved by the Board and are implemented by a centralised treasury department. The treasury department operates within a framework of policies and procedures that establishes specific guidelines to manage currency risk, liquidity risk and interest rate risk and the use of counter-parties and financial instruments to manage these. The treasury department is subject to regular internal audit.

The Group uses various derivative instruments including forward foreign exchange contracts, interest rate swaps and forward rate agreements to manage the risks arising from variations in currency and interest earnings that arise from movements in exchange and interest rates. Derivative instruments purchased are primarily denominated in the currencies of the Group's main markets.

Where forward foreign exchange contracts have been entered into to manage currency risk, they are designated as hedges of currency risk on specific future cash flows, which qualify as high probable transactions for which hedge accounting has been used. The Group anticipates that hedge accounting criteria will continue to be met on its foreign currency and interest rate hedging activities and that no material ineffectiveness will arise which will give rise to timing issues on gains and losses being recognised through the profit and loss account.

The fair value after tax of financial derivatives based upon market values as at 30th June 2008 and designated as effective cash flow hedges was £1.4m and has been deferred in equity. Gains and losses arising on derivative financial instruments outstanding as at 30th June 2008 will be released to the income statement at various dates up to twenty four months from the balance sheet date. No material amounts were transferred to the income statement during the period in respect of the fair value of financial derivatives.

a) Forward Foreign Exchange Contracts

The Group's major currency transaction exposure arises in USD and the Group continues to adopt a prudent approach in actively managing this exposure. As at 30th June 2008 the Group had outstanding forward foreign exchange contracts, principally in USD, amounting to a principal value of £142,869,381 (2007: £158,853,853).

b) Interest Rate Swaps and Forward Rate Agreements

The Group uses interest rate hedges, principally interest rate swaps, to mitigate the impact upon interest earnings and expense of changes in interest rates. The notional principal amounts of outstanding interest rate swaps and FRAs as at 30th June 2008 was GBP 10,000,000 (2076: USD 100,000,000 and GBP 50,000,000).

Interest rate hedges outstanding at 30th June 2008 have GBP fixed interest rates, which hedge GBP LIBOR at 4.5% (2007: USD 4.6% and GBP 4.5%). The weighted average period to maturity is less than 1 month (2007: 9 months). These interest rate swaps are designated and effective as cash flow hedges and the fair value thereof has been deferred in equity.

c) Price risk

The Group does not have a material exposure to commodity price risk.

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2008

10. Trade and other receivables

Current receivables and prepayments	As at 30th June 2008 £'000	As at 30th June 2007 £'000
Trade receivables	**148,266**	130,860
Less: Provision for bad debt	**(11,318)**	(13,056)
Trade receivables - net	**136,948**	117,804
Other debtors	**61,228**	52,357
Prepayments	**16,295**	14,123
Trade and other receivables	**214,471**	184,284

11. Cash & Cash equivalents

	As at 30th June 2008 £'000	As at 30th June 2007 £'000
Cash at bank and in hand	**164,569**	79,579
Short term bank deposits	**272,545**	282,409
	437,114	361,988
Fiduciary	**382,375**	306,323
Own funds	**54,739**	55,665
At 31st December 2007	**437,114**	361,988

The effective interest rate and average maturity in respect of short term deposits was 6.93% (2007: 6.34%). These deposits have an average maturity of 7 days (2007: 15 days).

12. Trade and other payables

	As at 30th June 2008 £'000	As at 30th June 2007 £'000
Insurance creditors	**407,905**	318,880
Social security and other taxes	**11,107**	9,514
Other creditors	**77,693**	55,129
Accruals and deferred income	**56,296**	60,843
Trade and other payables	**553,001**	444,366

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2008

13. Retirement benefit obligations

The Group operates a number of pension schemes throughout the world, the most significant of which are of the defined benefit type and operate on a funded basis. The principal pension schemes are the Jardine Lloyd Thompson Pension Scheme in the UK, the JLT (USA) Employee Retirement Plan, the Pension Plan for Employees of Jardine Lloyd Thompson Canada Inc, the Jardine Lloyd Thompson Ireland Limited Pension Fund and the Jardine Matheson Executive Staff Retirement Plan (JMESRO), the Jardine Matheson Resident Staff Retirement Plan (JMRSRP) and the Menu Plan sections of the Jardine Matheson Group Retirement Plan in Hong Kong.

During 2007 the schemes in Canada, Ireland and Hong Kong were recognised on the Group balance sheet for the first time.

The charge for retirement benefit costs is as follows

	6 months ended 30th June 2008			6 months ended 30th June 2007		
	UK £'000	**Overseas £'000**	**Total £'000**	UK £'000	Overseas £'000	Total £'000
Defined benefit schemes	**903**	**(254)**	**649**	1,699	84	1,783
Defined contribution schemes	**(4,589)**	**(3,375)**	**(7,964)**	(4,325)	(3,344)	(7,669)
Profit/(loss) before taxation	**(3,686)**	**(3,629)**	**(7,315)**	(2,626)	(3,260)	(5,886)

	UK Scheme		**Overseas Schemes**		**Total**	
	6 months ended 30th June 2008 £'000	6 months ended 30th June 2007 £'000	**6 months ended 30th June 2008 £'000**	6 months ended 30th June 2007 £'000	**6 months ended 30th June 2008 £'000**	6 months ended 30th June 2007 £'000
Service cost	**-**	-	**(727)**	-	**(727)**	-
Interest cost	**(12,704)**	(12,300)	**(1,405)**	(758)	**(14,109)**	(13,058)
Expected return on assets	**13,607**	13,999	**1,878**	842	**15,485**	14,841
Total (included within finance income)	**903**	1,699	**473**	84	**1,376**	1,783
Profit/(loss) before taxation	**903**	1,699	**(254)**	84	**649**	1,783

The amounts disclosed in respect of both the UK and Overseas defined benefit schemes ("the schemes") have been projected from previous valuations of the schemes. They do not represent the results of a full actuarial valuation.

In addition the Group has updated its assumption regarding the discount rate applicable to the Scheme liabilities in line with current market information.

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2008

13. Retirement benefit obligations cont'd

The amounts under IAS19 that have been recognised in the statement of recognised income and expense ("SORIE") in respect of the Schemes are set out below:

	6 months ended 30th June 2008				
	UK Scheme		Overseas Schemes		Total
	£'000	%	£'000	%	£'000
Actual return less expected return on Scheme assets	(37,115)		(5,892)		(43,007)
% of period end market value of Scheme assets		(9.5%)		(12.6%)	
Experience gains and losses arising on Scheme liabilities (1)	-		(440)		(440)
% of period end present value of Scheme liabilities (1)		-		(0.9%)	
Changes in assumptions underlying the present value of the Scheme liabilities	42,684		3,389		46,073
% of period end present value of Scheme liabilities		10.6%		3.6%	
Actuarial gain recognised in SORIE	**5,569**		**(2,943)**		**2,626**
% of period end present value of Scheme liabilities		**1.4%**		**4.4%**	

(1) calculation is only done as part of the year end valuation of the scheme

	UK Scheme		Overseas Scheme		Total	
	2008	2007	**2008**	2007	**2008**	2007
	£'000	£'000	**£'000**	£'000	**£'000**	£'000
Defined benefit liability						
Present value of funded obligations	**(401,004)**	(448,282)	**(48,751)**	(25,503)	**(449,755)**	(473,785)
Fair value of plan assets	**390,224**	415,830	**46,576**	21,044	**436,800**	436,874
Net liability recognised in the balance sheet	**(10,780)**	(32,452)	**(2,175)**	(4,459)	**(12,955)**	(36,911)

	UK Scheme		Overseas Scheme		Total	
	2008	2007	**2008**	2007	**2008**	2007
	£'000	£'000	**£'000**	£'000	**£'000**	£'000
Reconciliation of defined benefit liability						
Opening defined benefit liability	**(27,252)**	(93,645)	**(140)**	(6,170)	**(27,392)**	(99,815)
Exchange differences	**-**	-	**172**	110	**172**	110
Pension expense	**903**	1,699	**(254)**	84	**649**	1,783
Employer contributions	**10,000**	31,000	**990**	392	**10,990**	31,392
Total (gain)/loss recognised in SORIE	**5,569**	28,494	**(2,943)**	1,125	**2,626**	29,619
Net liability recognised in the balance sheet	**(10,780)**	(32,452)	**(2,175)**	(4,459)	**(12,955)**	(36,911)

	Total	
	2008	2007
	£'000	£'000
Defined obligation recognised in the balance sheet		
Retirement benefit surpluses	**3,554**	-
Retirement benefit obligations	**(16,509)**	(36,911)
	12,955	(36,911)

14. Provisions

	Property related provisions £'000	Litigation provisions £'000	Deferred consideration £'000	Acquisition integration provisions £'000	Total £'000
At 1st January 2008	**10,433**	**14,883**	**2,938**	**510**	**28,764**
Exchange adjustment	-	84	61	-	145
Adjustment to gross basis	-	(18)	-	-	(18)
Utilised in the period	(2,009)	(1,550)	(333)	-	(3,892)
Charged to the Income Statement	-	2,070	-	-	2,070
Interest charge	98	-	27	11	136
Acquisitions	130	-	4,769	-	4,899
At 30th June 2008	**8,652**	**15,469**	**7,462**	**521**	**32,104**

	Property related provisions £'000	Litigation provisions £'000	Deferred consideration £'000	Acquisition integration provisions £'000	Total £'000
At 1st January 2007	9,308	28,390	4,759	736	43,193
Exchange adjustment	(6)	5	7	-	6
Reclassification from current assets/liabilities	23	(23)	-	(9)	(9)
Adjustment to gross basis	-	(634)	-	-	(634)
Utilised in the period	(715)	(1,720)	(1,926)	(207)	(4,568)
Charged to the Income Statement	-	(806)	-	-	(806)
Interest charge	94	-	65	11	170
Acquisitions	-	-	(9)	-	(9)
At 30th June 2007	8,704	25,212	2,896	531	37,343

	As at 30th June 2008 £'000	As at 30th June 2007 £'000
Analysis of total provisions:		
Non-current - to be utilised in more than one year	**7,072**	7,364
Current - to be utilised within one year	**25,032**	29,979
	32,104	37,343

Property related provisions

The Group recognises a provision for onerous contracts when the expected benefits to be derived from a contract are less than the unavoidable costs of meeting the obligations under the contract. Provision is made for the future rental cost of vacant property. In calculating the provision required, account is taken of the duration of the lease and any recovery of cost achievable from subletting. Property provisions occur principally in the USA and UK and relate to a variety of lease commitments. The longest lease terms for each country are to 2014 and 2016 respectively.

Litigation provisions

At any point in time the Group can be involved in a variety of litigation issues. A balance sheet provision is established in respect of such issues when it is probable that the liability has been incurred and the amount of the liability can be reasonably estimated. The Group analyses its litigation exposures based on available information, including external legal consultation where appropriate, to assess its potential liability. Where appropriate the Group also provides for the cost of defending or initiating such matters.

14. Provisions cont'd

Where a litigation provision has been made it is stated gross of any third party recovery; all such recoveries are included as "Other debtors" within trade and other receivables. At 30th June 2008, in connection with certain litigation matters, the Group's litigation provisions include an amount of £0.2m (2007: £9.6m) to reflect this gross basis and the corresponding insurance recovery has been included within trade and other receivables. This presentation has had no effect on the Consolidated Income Statement for the period ended 30th June 2008 (2007: nil).

Deferred consideration

Provision is made in respect of additional consideration payable following the initial completion of an acquisition. The value of the deferred consideration may be revised from time to time prior to final settlement.

Acquisition integration provisions

Represent costs expected to be incurred as a result of combining and restructuring operations following an acquisition. These costs are not associated with the ongoing activities of the company.

In accordance with the requirements of IAS 37 the Group has discounted certain provisions to their present value. The discount rate applied to each provision is appropriate to the nature of the provision and the location in which the liability occurs, The interest charge, represents the unwinding of the provision discounting, and has been included as part of "Finance costs" within the Consolidated Income Statement.

15. Changes in Shareholders' Funds

For the 6 months to 30th June 2008	Share capital £'000	Share premium £'000	Fair value & other reserves £'000	Exchange reserves £'000	Retained earnings £'000	Total shareholders' equity £'000
Balance at 1st January 2008	**10,667**	**76,764**	**2,681**	**1,494**	**127,694**	**219,300**
Actuarial gains recognised in post retirement benefit schemes	-	-	-	-	1,957	1,957
Fair value gains/(losses) net of tax						
- available-for-sale	-	-	(82)	-	-	(82)
- cashflow hedges	-	-	(1,655)	-	-	(1,655)
Currency translation differences	-	-	-	5,992	-	5,992
Net gains/(losses) recognised directly in equity	-	-	**(1,737)**	**5,992**	**1,957**	**6,212**
Profit for the period	-	-	-	-	37,062	37,062
Total recognised income and expense for the period	-	-	**(1,737)**	**5,992**	**39,019**	**43,274**
Dividends paid	-	-	-	-	(25,610)	(25,610)
Share buy-back scheme	-	-	-	-	(1,070)	(1,070)
Reversal of amortisation in respect of share based payments	-	-	-	-	3,509	3,509
Issue of share capital	2	83	-	-	-	85
Balance at 30th June 2008	**10,669**	**76,847**	**944**	**7,486**	**143,542**	**239,488**

15. Changes in Shareholders' Funds cont'd

For the 6 months to 30th June 2007	Share capital £'000	Share premium £'000	Fair value & hedging reserves £'000	Exchange reserves £'000	Retained earnings £'000	Total shareholders' funds £'000
Balance at 1st January 2007	10,634	74,568	6,998	(4,070)	73,140	161,270
Actuarial gains recognised in post retirement benefit schemes	-	-	-	-	20,579	20,579
Fair value gains/(losses) net of tax						
- available-for-sale	-	-	(496)	-	-	(496)
- cashflow hedges	-	-	(1,201)	-	-	(1,201)
Currency translation differences	-	-	-	740	-	740
Net gains/(losses) recognised directly in equity	-	-	(1,697)	740	20,579	19,622
Profit for the period	-	-	-	-	61,231	61,231
Total recognised income and expense for the period	-	-	(1,697)	740	81,810	80,853
Dividends paid	-	-	-	-	(25,493)	(25,493)
Shares acquired by the Employee Benefit Trust	-	-	-	-	(4,827)	(4,827)
Reversal of amortisation in respect of share based payments	-	-	-	-	3,096	3,096
Issue of share capital	27	1,970	-	-	-	1,997
Balance at 30th June 2007	10,661	76,538	5,301	(3,330)	127,726	216,896

16. Qualifying Share Ownership Trust

During the period, the QUEST has allocated no ordinary shares to employees in satisfaction of options that have been exercised under the Jardine Lloyd Thompson Sharesave Schemes (2007: Nil).

17. Cash generated from operations

Reconciliation of profit before taxation to cash generated from operations	6 months to 30 June 2008	6 months to 30 June 2007
Cash flows from Operating activities	**£'000**	£'000
Profit before taxation	**53,379**	76,649
Investment Income receivable	**(8,644)**	(9,408)
Interest payable on bank loans and finance leases	**2,809**	1,871
Fair value gains on financial instruments	**(215)**	(19)
Pension finance income	**(1,376)**	(1,783)
Unwinding of provision discounting	**136**	171
Depreciation	**4,216**	3,376
Amortisation of intangible assets	**2,403**	2,004
Amortisation of share based payments	**3,509**	3,096
Amortisation of employee benefit trust	**346**	449
Profit on disposal of fixed asset investments	**(11)**	(2)
Profit on disposal of property, plant and equipment	**(32)**	(28)
Share of results of associates undertakings	**(2,290)**	(1,742)
Gain on disposal of associate investment	**-**	(29,700)
Non cash exceptional items	**-**	2,370
Increase in trade and other receivables	**(45,787)**	(40,769)
Increase/(decrease) in trade and other payables - excluding insurance broking balances	**8,229**	(2,068)
Decrease in provisions for liabilities and charges	**(1,831)**	(5,373)
Decrease in retirement benefit obligation	**(10,263)**	(31,392)
Net cash inflow/(outflow) from operations	**4,578**	(32,298)

18. Business combinations

During the period the following acquisitions in new and additional investments in existing businesses were completed.

Acquisition of new businesses completed during the period	**Acquisition Date**	**Percentage voting rights acquired**	**Cost £'000**
HWS Holdings Limited	June 08	100%	**12,173**
Acquisition of new businesses completed during the year	Jan-June 08	100%	**4,521**
Additional investments in existing businesses	Jan-June 08	-	**2,174**
			18,868

On 16th June 2008 the Group announced the acquisition of HWS Holdings Limited (HWS), with its two Lloyd's Broker subsidiaries Harman Wicks & Swayne Limited, the London based Reinsurance Broker and Harman Wicks & Swayne International Limited, a wholesale provider of SME insurance produced to the UK broker marketplace. The acquired business contributed revenue of £84,000 and a net loss of £92,000 to the Group for the period since acquisition. If the acquisition had taken place on 1st January 2008 the contribution to Group revenue and profit for the period would have been £3,549,000 and a profit of £736,000 respectively.

18. Business combinations cont'd

	£'000
Purchase consideration	
- cash paid	8,460
- deferred consideration	3,713
Total purchase consideration	12,173
less: fair value of net assets acquired	4,402
Goodwill	7,771

The assets and liabilities arising from the acquisition were as follows:	Fair value £'000	Acquiree's carrying amount £'000
Property plant and equipment	10	10
Trade and other receivables	4,400	4,400
Cash and cash equivalents	4,283	4,283
Insurance creditors	(2,961)	(2,961)
Trade and other payables	(1,185)	(1,185)
Current taxations	(42)	(42)
Deferred taxation	27	27
Provisions for liabilities and charges	(130)	(130)
	4,402	4,402

	£'000
Purchase consideration settled in cash	8,460
Cash and cash equivalents - own cash in subsidiary acquired	(1,322)
	7,138
Cash and cash equivalents - fiduciary cash in subsidiary acquired	(2,961)
Cash outflow on acquisition	4,177

As at the 30th June 2008, the process of reviewing the fair values of assets acquired had not been completed, consequently the fair values stated above are provisional.

Other acquisitions and additional investment

	£'000
Purchase consideration	
- cash paid	5,085
- deferred consideration	1,610
Total purchase consideration	6,695
less: fair value of net assets acquired	523
Goodwill	6,172

18. Business combinations cont'd

The assets and liabilities arising from the acquisition were as follows:	Fair value £'000	Acquiree's carrying amount £'000
Property plant and equipment	259	259
Trade and other receivables	17	17
Cash and cash equivalents	852	852
Insurance creditors	(75)	(75)
Trade and other payables	(96)	(96)
Bank loans and overdrafts	(459)	(459)
Current taxations	33	33
Deferred taxation	(33)	(33)
Minority interests	25	25
	523	523

	£'000
Purchase consideration settled in cash	5,085
Cash and cash equivalents - own cash in subsidiary acquired	(777)
	4,308
Cash and cash equivalents - fiduciary cash in subsidiary acquired	(75)
Cash outflow on acquisition	4,233

As at the 30th June 2008, the process of reviewing the fair values of assets acquired had not been completed, consequently the fair values stated above are provisional.

Group summary of the net assets acquired and goodwill:

	HWS £'000	Other £'000	Total £'000
Purchase consideration - cash paid	12,173	6,695	18,868
less: fair value of net assets acquired	4,402	523	4,925
Goodwill	7,771	6,172	13,943

Jardine Lloyd Thompson Group plc
Notes to the Interim Report
For the six months ended 30th June 2008

18. Business combinations cont'd

Business disposals

During the period the Group sold Risk Solutions Limited part of its Auckland based insurance broking business

Net assets disposed of	Total £'000
Goodwill	1,270
Property plant and equipment	11
Trade and other receivables	12
Cash and cash equivalents	691
Insurance creditors	(394)
Trade and other payables	(62)
Current taxation	(17)
Deferred taxation	6
Provisions for liabilities and charges	(553)
Net assets at disposal	964
Gain on disposal	459
Cash proceeds	1,423
Disposal consideration settled in cash	1,423
Cash and cash equivalents - own cash in subsidiary sold	(297)
	1,126
Cash and cash equivalents - fiduciary cash in subsidiary sold	(394)
Cash outflow on acquisition	732

19. Related Party Transactions

The Group has taken advantage of the exemption available under IAS 24, "Related Party Disclosures", not to disclose details of transactions with its subsidiary undertakings. There were no material related party transactions during the period.

20. Principal Risks

As with all businesses, the Group is exposed to a range of financial and operational risks, not wholly within our control, which could have a material impact on the Group's financial performance.

The principal risks to which the Group will be exposed in the second half of the financial year are substantially the same as those discussed on pages 31 and 32 of the Annual Report & Financial Statements for 2007.

Statement of Directors' Responsibilities

We confirm that to the best of our knowledge this Interim Report has been prepared in accordance with IAS 34 as adopted by the European Union, and that the interim management report herein includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8, namely:

- An indication of important events that have occurred during the first six months and their impact on the Interim Report, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and
- Material related-party transactions in the first six months and any material changes in the related-party transactions described in the last annual report.

On behalf of the Board

J W Rush

Finance Director

1st August 2008

Independent Review Report to Jardine Lloyd Thompson Group plc

Introduction

We been engaged by Jardine Lloyd Thompson Group plc to review the financial information in the interim report for the six months ended 30 June 2008, which comprises the consolidated income statement, consolidated statement of recognised income and expense, consolidated balance sheet, consolidated cash flow statement and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the interim financial information.

Directors' responsibilities

The interim report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The financial information included in this interim report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility

Our responsibility is to express to Jardine Lloyd Thompson Group plc a conclusion on the interim financial information based on our review. This report, including the conclusion, has been prepared for and only for Jardine Lloyd Thompson Group plc for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
London
1 August 2008

Notes:

- The maintenance and integrity of the Jardine Lloyd Thompson Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.
- Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

1st August 2008
For immediate release

The following announcement was issued today to a Regulatory Information Service approved by the Financial Services Authority in the United Kingdom.

Jardine Matheson Holdings Limited
Half-Yearly Results for the Six Months ended 30th June 2008

Highlights

- Strong growth in underlying earnings per share*
- Outstanding contributions from Hongkong Land, Dairy Farm and Astra
- Hongkong Land property portfolio value up 11%
- Interim dividend per share up 20%

"After a good start to the year the current momentum should carry forward to a satisfactory result for 2008, despite some slowing in the second half. The uncertain economic environment makes 2009 difficult to forecast, but all the Group's major businesses have strong balance sheets, which should enable them to support expansion and take advantage of any opportunities that may arise."

Henry Keswick, *Chairman*
1st August 2008

Results

	(unaudited) Six months ended 30th June		
	2008 US$m	2007 US$m	Change %
Underlying profit attributable to shareholders*	**448**	320	+40
Profit attributable to shareholders	**1,018**	793	+28
Shareholders' funds†	**9,307**	8,490	+10
	US$	US$	%
Underlying earnings per share*	**1.27**	0.90	+41
Earnings per share	**2.89**	2.24	+29
Interim dividend per share	**0.24**	0.20	+20
Net asset value per share†	**26.33**	24.09	+9

* The Group uses 'underlying business performance' in its internal financial reporting to distinguish between the underlying profits and non-trading items, as more fully described in note 8 to the condensed financial statements. Management considers this to be a key measure and has provided this analysis as additional information in order to provide greater understanding of the Group's underlying business performance.

† At 30th June 2008 and 31st December 2007, respectively. Net asset value per share is based on the book value of shareholders' funds.

The interim dividend of US¢24.00 per share will be payable on 15th October 2008 to shareholders on the register of members at the close of business on 22nd August 2008 and will be available in cash with a scrip alternative. The ex-dividend date will be on 20th August 2008, and the share registers will be closed from 25th to 29th August 2008, inclusive.

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Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong

Jardine Matheson Holdings Limited
Half-Yearly Results for the Six Months ended 30th June 2008

Overview

There was strong progress throughout the Group in the first half of the year, with Hongkong Land, Dairy Farm and Astra in particular producing good profit growth. Inflation is, however, making trading conditions more challenging and this, together with the present economic downturn and lack of liquidity in the United States and Europe, is beginning to have a dampening effect on certain sectors of Asian markets.

Performance

The Company's underlying profit for the first six months of 2008 was US$448 million, up 40% over the same period in 2007. Underlying earnings per share were 41% higher at US$1.27. The turnover of the Group, including 100% of the turnover of associates and joint ventures, was US$18.5 billion, compared to US$14.9 billion in the first half of 2007.

A further increase in investment property values during the period gave rise to a gain of US$551 million, compared with US$396 million in the first half of 2007, which has been taken through the profit and loss account. Non-trading items for the period also included the Company's share of gains on disposals within Jardine Pacific and Dairy Farm. After non-trading items, the Company's profit attributable to shareholders was US$1,018 million.

The Board has declared an interim dividend of US¢24.00 per share, an increase of 20%.

Business Activity

Jardine Pacific's operations produced a satisfactory performance overall in the period with good results from its engineering and construction activities. An additional franchise for an air cargo terminal at Hong Kong International Airport was awarded in March which will have a detrimental effect on the profitability of HACTL's air-cargo operation when the new facility completes in 2011.

Jardine Motors' earnings declined due to a lower contribution from its United Kingdom network resulting from a weaker market and the absence of one-off property gains. Zung Fu in Hong Kong and Macau, however, continued to perform well, as did its growing Mercedes-Benz dealership activities in Southern China.

In challenging markets Jardine Lloyd Thompson did well to report profit growth in the first half, due in no small part to the progress made over the past two years in repositioning the business and removing costs.

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Dairy Farm achieved good increases in sales and profit with all its major retail formats enjoying favourable trading conditions. The group's expansion continued with the number of its outlets growing by 167 during the period to reach 4,359. There was an improved performance from its operations in Indonesia resulting from changes implemented over the past year, and Dairy Farm increased its direct interest in the business in April.

Hongkong Land's excellent result for the first half reflected a further strengthening of commercial property markets in Hong Kong and Singapore and a greater contribution from residential developments. While property markets are expected to slow and inflationary pressures are building, positive rental reversions will continue in its portfolios, and profits will also be recognized upon the completion of residential developments already sold.

Mandarin Oriental's hotels benefited from improved room rates in the first half of the year, but there were signs of weakness in some markets, particularly in the United States. The group's growth continued with the announcement of a management contract for a new luxury hotel in Moscow upon its completion in 2011, which brings to 19 the number of hotels it has under development.

Jardine Cycle & Carriage's excellent profit growth in the first half came from a fine contribution from Astra, which saw improved results from all its major operations. In particular, Astra's automotive and motorcycle businesses achieved increased sales as markets strengthened, while its palm oil plantations enjoyed record prices and improved production. Jardine Cycle & Carriage's own motor dealership interests also increased their profit contribution, and in July the group acquired a 20% stake in a leading Vietnamese automotive company.

A somewhat lower contribution from Rothschilds Continuation Holdings reflected the present unsettled state of global financial markets.

Outlook

After a good start to the year the current momentum should carry forward to a satisfactory result for 2008, despite some slowing in the second half. The uncertain economic environment makes 2009 difficult to forecast, but all the Group's major businesses have strong balance sheets, which should enable them to support expansion and take advantage of any opportunities that may arise.

Henry Keswick
Chairman
1st August 2008

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Operating Review

Jardine Pacific

Jardine Pacific's underlying profit increased by 6% to US$55 million. The revaluation of the group's residential property investment portfolio also gave rise to a non-trading gain net of deferred tax of US$10 million. The business outlook for the second half of the year is for a more challenging environment.

HONG KONG AIR CARGO TERMINALS performed slightly better than in the first half of 2007 as a 6% increase in cargo throughput helped offset the impact of increased costs. JARDINE AVIATION SERVICES' profit declined due to higher operating costs in a more difficult aviation market. JARDINE SHIPPING SERVICES enjoyed a good first half as volumes rose, although freight rates are softening.

GAMMON's contribution improved further, and its prospects remain promising with a good level of work having been secured. JARDINE SCHINDLER benefited from stronger results in Hong Kong and Malaysia, and also has a healthy order book. JEC experienced pressure on margins in Hong Kong, but was helped by good performances in Thailand and the Philippines.

JARDINE RESTAURANTS recorded lower earnings following a significant increase in food costs in Hong Kong. JOS achieved an increase in sales, but its profit contribution was little changed due to higher operating costs.

Jardine Motors

Jardine Motors' underlying profit for the period was down 7% at US$32 million, which reflected more difficult market conditions in the United Kingdom and the absence of property gains recorded in the first half of 2007.

In Hong Kong, Zung Fu performed well as it increased deliveries of Mercedes-Benz passenger cars and maintained its leading position in the luxury car market. The contribution from its service centres was higher. Good growth in deliveries of Mercedes-Benz in Macau also led to improved profits.

Zung Fu's Mercedes-Benz dealerships in Southern China continued their profitable growth with further increases in new car deliveries, although there has been some slowing in recent months. The aftersales business benefited from the higher volumes. The dealership network is expected to reach 17 outlets by the year end.

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In the United Kingdom, there has been a weakening new vehicle demand and a reduction in used car margins. This, together with the absence of property disposal gains, has led to lower earnings for the group compared to the same period last year.

Market conditions are not expected to improve in the second half of the year, particularly in the United Kingdom, and the full-year result is unlikely to match that of 2007.

Jardine Lloyd Thompson

Against a background of ongoing challenging trading conditions, Jardine Lloyd Thompson achieved a good overall performance in the first six months of 2008 that reflected the work undertaken to reposition the business and improve operational efficiency.

Turnover benefited from both organic growth and the impact of bolt-on acquisitions, rising by 9% to US$528 million for the six months. The underlying trading margin was unchanged at 17%, while underlying trading profit from continuing operations was 9% higher at US$87 million. The Risk & Insurance group, comprising the company's worldwide retail operations and its specialist risk and insurance businesses, achieved a good improvement in both revenue and trading profit despite difficult markets. The Employee Benefits business in the United Kingdom also continued to make progress.

Jardine Lloyd Thompson remains well placed to achieve further profitable growth for the year as a whole.

Hongkong Land

Hongkong Land's underlying profit grew 56% to US$242 million in the first half of 2008. The group's commercial investment property interests at the end of June were valued at US$16.7 billion, an increase of 11% over the six months. The profit attributable to shareholders, which incorporates the revaluation surplus net of deferred tax of US$1,381 million, was US$1,629 million.

Strong demand in the group's Hong Kong Central office portfolio led to a vacancy rate of just 1.7% at the end of June, while the retail element was fully leased. In Singapore, the group's wholly-owned and joint venture properties were also fully let, and construction at Marina Bay Financial Centre, in which it holds a one-third interest, is attracting good pre-leasing commitments prior to a two-phased completion in 2010 and 2012.

In the residential sector, MCL Land's first-half result benefited from completions in Singapore and Malaysia, and two further completions are expected by the year end. Construction of Hongkong Land's two projects in Hong Kong is progressing well, as is the mixed use joint venture development in Macau. In mainland China the first phase of its 50%-owned joint

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venture residential development in Chongqing has been substantially pre-sold, and pre-selling of units in the second phase has begun. Its 30%-owned joint venture in Shenyang has increased its land holdings to some one million square metres.

There are signs of more difficult conditions ahead with property markets slowing and inflationary pressures building in key sectors. The earnings outlook, however, remains encouraging as the group will continue to benefit from positive rental reversions and residential completions.

Dairy Farm

Dairy Farm enjoyed generally favourable trading conditions in its major markets during the first half of the year. Sales, including 100% of associates, rose by 18% to US$3.8 billion, and underlying net profit increased by 40% to US$141 million. The profit attributable to shareholders of US$154 million benefited from non-trading gains of US$13 million, principally from the sale of a 50% interest in CJ Olive Young in Korea.

The group's operations in Hong Kong and Macau continued to perform well. In Taiwan, new format stores achieved satisfactory results, but IKEA remained below expectations despite making some progress. In Southern China, the group has increased its number of 7-Eleven outlets to 464, and there were improved results from its 39 Mannings health and beauty stores. The group's associate, Maxim's, faced significant rises in ingredient costs, although it was able to achieve growth in sales and profit.

Increases in both sales and profit were achieved in Malaysia as the group expanded its activities in both peninsular and East Malaysia. Enhancements to Dairy Farm's Indonesian operations have started to deliver results, and an additional 25% direct interest was acquired in PT Hero pursuant to an option agreement. Results improved in Singapore, including the contribution from 7-Eleven which benefited from the re-branding of 62 former Shell stores. The group now has three Wellcome supermarkets operating in Vietnam, and its supermarket joint venture in India maintained a moderate rate of store expansion in a highly competitive sector.

Despite the more challenging economic outlook, Dairy Farm is trading well and the prospects for the full year are positive.

Mandarin Oriental

Mandarin Oriental had a satisfactory start to the year against a background of weakening economic conditions. Its profit attributable to shareholders was US$36 million, compared with US$34 million in the same period in 2007 after excluding a property gain.

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Trading conditions in several of the group's key markets remained stable, and while softening demand in some hotels did lead to lower occupancy the effect was offset by increases in room rates. Its two wholly-owned Hong Kong hotels continued to perform well, and the group benefited from resilient demand from leisure travellers in London. Its Tokyo property suffered from reduced activity in the financial services sector, and its 80%-owned hotel in Washington D.C. also saw lower occupancy. The contribution from associate and joint venture hotels rose due to revenue growth in some properties, particularly Singapore and Bangkok.

Mandarin Oriental now operates, or has under development, 40 hotels representing over 10,000 rooms in 24 countries. It recently announced that it will manage a new 237-room luxury hotel in Moscow when completed in 2011. This brings the number of hotels it has under development to 19, all but one of which will be managed on behalf of third-party owners. The group's next hotel to open will be in Boston in October of this year, however, some of its development projects are experiencing delays.

The group's performance for the remainder of the year will depend on overall economic conditions, which are likely to become more challenging.

Jardine Cycle & Carriage

Jardine Cycle & Carriage enjoyed an exceptional first half as improvements across all the group's major business segments enabled revenues to grow by 38% to US$5,719 million. Underlying profit increased 73% to US$264 million, reflecting an excellent contribution from Astra that rose 73% to US$254 million. Profit attributable to shareholders was also 73% higher at US$265 million.

The underlying profit contribution from Jardine Cycle & Carriage's other motor interests rose by 33% to US$25 million, with the Singapore motor operations and 38%-owned Indonesian associate, Tunas Ridean, contributing most of the increase. In Malaysia, 59%-owned Cycle & Carriage Bintang, which produced a modest profit contribution in a difficult market, has completed a restructuring and declared a special dividend that will benefit Jardine Cycle & Carriage by some US$21 million. In July, Jardine Cycle & Carriage acquired a 20% interest in Truong Hai Auto Corporation, the second largest automobile group in Vietnam, for approximately US$77 million. Truong Hai Auto has a full range of automotive operations including manufacturing, distribution and retail.

The rate of profit growth for Jardine Cycle & Carriage for the full year is expected to be lower with some concern in Indonesia over inflation and higher interest rates.

Astra

Astra benefited from favourable trading conditions and continuing high palm oil prices in the first half of 2008 and reported a net profit, under Indonesian accounting standards, equivalent to US$515 million, an increase of 81%.

The Indonesian wholesale motor vehicle market grew by 48% to 293,000 units in the first six months of 2008. Astra's sales grew by 41% to 148,000 units, leading to a decline in its market share from 53% to 51%. The wholesale motorcycle market in Indonesia grew by 44% to 3.1 million units during the same period. The Astra Honda Motor manufacturing and distribution joint venture increased its sales by 52% to 1.4 million units, resulting in its market share rising from 44% to 46%. Astra Otoparts produced improved results following increases in sales, higher margins and lower operating expenses. Astra's consumer finance operations also benefited from the strong automotive market, while Bank Permata's results were ahead of the same period last year due to improved net interest income and lower operating expenses.

Astra Agro Lestari reported net profit up 134% after a 59% rise in crude palm oil prices achieved and a 20% growth in palm oil production due to an enlarged planted area and better weather conditions. Astra's heavy equipment operations continued their good performance, with United Tractors reporting a profit for the six months equivalent to US$131 million, up 118%. Sales of Komatsu equipment rose by 44% to 2,500 units, and the company's coal mining subsidiary produced a 23% increase in the volume of coal extracted and a 31% increase in overburden removed. United Tractors completed the acquisition in February of a controlling interest in a coal mining concession in Central Kalimantan. It has recently announced a rights issue to raise some US$390 million to refinance this acquisition and to provide funding for its working capital requirements and further investments, particularly in the mining sector.

Jardine Matheson Holdings Limited
Consolidated Profit and Loss Account

	(unaudited) Six months ended 30th June 2008			2007			Year ended 31st December 2007		
	Underlying business performance	Non-trading items	Total	Underlying business performance	Non-trading items	Total	Underlying business performance	Non-trading items	Total
	US$m	**US$m**	**US$m**	US$m	US$m	US$m	US$m	US$m	US$m
Revenue *(note 2)*	**11,467**	**-**	**11,467**	9,189	-	9,189	19,445	-	19,445
Net operating costs *(note 3)*	**(10,432)**	**32**	**(10,400)**	(8,543)	94	(8,449)	(17,916)	252	(17,664)
Operating profit *(note 4)*	**1,035**	**32**	**1,067**	646	94	740	1,529	252	1,781
Financing charges	**(76)**	**-**	**(76)**	(127)	-	(127)	(219)	-	(219)
Financing income	**48**	**-**	**48**	68	-	68	121	-	121
Net financing charges	**(28)**	**-**	**(28)**	(59)	-	(59)	(98)	-	(98)
Share of results of associates and joint ventures *(note 5)*	**345**	**677**	**1,022**	257	510	767	542	1,114	1,656
Profit before tax	**1,352**	**709**	**2,061**	844	604	1,448	1,973	1,366	3,339
Tax *(note 6)*	**(319)**	**(6)**	**(325)**	(174)	(11)	(185)	(415)	(40)	(455)
Profit after tax	**1,033**	**703**	**1,736**	670	593	1,263	1,558	1,326	2,884
Attributable to:									
Shareholders of the Company	**448**	**570**	**1,018**	320	473	793	719	1,109	1,828
Minority interests	**585**	**133**	**718**	350	120	470	839	217	1,056
	1,033	**703**	**1,736**	670	593	1,263	1,558	1,326	2,884
			US$			US$			US$
Earnings per share *(note 7)*									
- basic			**2.89**			2.24			5.16
- diluted			**2.81**			2.19			5.03

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Jardine Matheson Holdings Limited
Consolidated Balance Sheet

		(unaudited) At 30th June	At 31st December
	2008	2007	2007
	US$m	US$m	US$m
Assets			
Intangible assets	**2,008**	1,831	1,883
Tangible assets	**3,518**	3,021	3,149
Investment properties	**361**	267	355
Plantations	**560**	474	515
Associates and joint ventures	**8,795**	7,168	7,964
Other investments	**623**	659	728
Non-current debtors	**1,146**	983	1,002
Deferred tax assets	**121**	118	114
Pension assets	**215**	173	215
Non-current assets	**17,347**	14,694	15,925
Stocks and work in progress	**1,805**	1,478	1,610
Current debtors	**2,665**	2,408	2,322
Current investments	**37**	12	21
Current tax assets	**90**	140	154
Bank balances and other liquid funds			
- non-financial services companies	**2,191**	2,292	1,966
- financial services companies	**158**	233	167
	2,349	2,525	2,133
	6,946	6,563	6,240
Non-current assets classified as held for sale *(note 9)*	**48**	10	48
Current assets	**6,994**	6,573	6,288
Total assets	**24,341**	21,267	22,213

(Consolidated Balance Sheet continued on page 11)

Jardine Matheson Holdings Limited
Consolidated Balance Sheet (continued)

		(unaudited) At 30th June	At 31st December
	2008	2007	2007
	US$m	US$m	US$m
Equity			
Share capital	**155**	154	155
Share premium and capital reserves	**32**	33	25
Revenue and other reserves	**10,118**	8,102	9,266
Own shares held	**(998)**	(927)	(956)
Shareholders' funds *(note 10)*	**9,307**	7,362	8,490
Minority interests	**5,707**	4,846	5,208
Total equity	**15,014**	12,208	13,698
Liabilities			
Long-term borrowings			
- non-financial services companies	**1,970**	1,988	2,037
- financial services companies	**648**	680	616
	2,618	2,668	2,653
Deferred tax liabilities	**675**	572	599
Pension liabilities	**114**	152	126
Non-current creditors	**84**	61	67
Non-current provisions	**46**	36	42
Non-current liabilities	**3,537**	3,489	3,487
Current creditors	**3,874**	3,267	3,375
Current borrowings			
- non-financial services companies	**720**	1,205	547
- financial services companies	**849**	854	806
	1,569	2,059	1,353
Current tax liabilities	**270**	179	230
Current provisions	**71**	65	68
	5,784	5,570	5,026
Liabilities directly associated with non-current assets classified as held for sale *(note 9)*	**6**	-	2
Current liabilities	**5,790**	5,570	5,028
Total liabilities	**9,327**	9,059	8,515
Total equity and liabilities	**24,341**	21,267	22,213

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Jardine Matheson Holdings Limited
Consolidated Statement of Recognized Income and Expense

	(unaudited) Six months ended 30th June		Year ended 31st December
	2008	2007	2007
	US$m	US$m	US$m
Surpluses on revaluation of properties	**-**	1	114
(Losses)/gains on revaluation of other investments	**(194)**	124	176
Actuarial gains on defined benefit pension plans	**2**	16	86
Net exchange translation differences	**143**	(2)	(87)
Gains/(losses) on cash flow hedges	**18**	3	(8)
Tax on items taken directly to equity	**1**	(24)	(26)
Net (expense)/income recognized directly in equity	**(30)**	118	255
Transfer to profit and loss on disposal of other investments	**(4)**	(44)	(59)
Transfer to profit and loss on realization of exchange reserves	**(2)**	(7)	(7)
Transfer to profit and loss in respect of cash flow hedges	**1**	1	2
Profit after tax	**1,736**	1,263	2,884
Total recognized income and expense for the period	**1,701**	1,331	3,075
Attributable to:			
Shareholders of the Company	**931**	861	2,063
Minority interests	**770**	470	1,012
	1,701	1,331	3,075

Jardine Matheson Holdings Limited
Consolidated Cash Flow Statement

	(unaudited) Six months ended 30th June 2008 US$m	2007 US$m	Year ended 31st December 2007 US$m
Operating activities			
Operating profit	**1,067**	740	1,781
Depreciation and amortization	**267**	232	479
Other non-cash items	**60**	(17)	(51)
(Increase)/decrease in working capital	**(318)**	150	77
Interest received	**47**	60	116
Interest and other financing charges paid	**(81)**	(113)	(214)
Tax paid	**(235)**	(115)	(295)
	807	937	1,893
Dividends from associates and joint ventures	**332**	166	305
Cash flows from operating activities	**1,139**	1,103	2,198
Investing activities			
Purchase of subsidiary undertakings *(note 12(a))*	**(286)**	(18)	(184)
Purchase of associates and joint ventures *(note 12(b))*	**(98)**	(105)	(113)
Purchase of other investments *(note 12(c))*	**(74)**	(27)	(74)
Purchase of land use rights	**(51)**	(3)	(36)
Purchase of other intangible assets	**(14)**	(50)	(27)
Purchase of tangible assets	**(365)**	(263)	(615)
Purchase of investment properties	**(2)**	(3)	(6)
Purchase of plantations	**(34)**	(16)	(41)
Advance of mezzanine loans	**(2)**	(3)	(3)
Repayment of mezzanine loans	**-**	12	12
Capital distribution from associates	**22**	12	14
Sale of subsidiary undertakings *(note 12(d))*	**(38)**	7	6
Sale of associates and joint ventures *(note 12(e))*	**27**	102	127
Sale of other investments *(note 12(f))*	**19**	72	127
Sale of land use rights	**7**	12	14
Sale of tangible assets	**19**	38	56
Sale of investment properties	**9**	-	7
Cash flows from investing activities	**(861)**	(233)	(736)
Financing activities			
Issue of shares	**2**	1	1
Repurchase of shares	**-**	-	(13)
Capital contribution from minority shareholders	**6**	1	5
Drawdown of borrowings	**7,200**	2,700	8,075
Repayment of borrowings	**(7,060)**	(3,396)	(9,512)
Dividends paid by the Company	**(101)**	(81)	(126)
Dividends paid to minority shareholders	**(117)**	(97)	(290)
Cash flows from financing activities	**(70)**	(872)	(1,860)
Effect of exchange rate changes	**19**	1	(11)
Net increase/(decrease) in cash and cash equivalents	**227**	(1)	(409)
Cash and cash equivalents at beginning of period	**2,082**	2,491	2,491
Cash and cash equivalents at end of period	**2,309**	2,490	2,082

Jardine Matheson Holdings Limited
Analysis of Profit Contribution

	(unaudited) Six months ended 30th June		Year ended 31st December
	2008 **US$m**	2007 US$m	2007 US$m
Group contribution			
Jardine Pacific	**55**	52	115
Jardine Motors Group	**32**	34	63
Jardine Lloyd Thompson	**23**	20	33
Hongkong Land	**93**	58	131
Dairy Farm	**89**	63	161
Mandarin Oriental	**23**	21	47
Jardine Cycle & Carriage	**13**	10	22
Astra	**127**	71	178
Corporate and other interests	**(7)**	(9)	(31)
Underlying net profit	**448**	320	719
Increase in fair value of investment properties	**551**	396	1,015
Other non-trading items	**19**	77	94
Profit attributable to shareholders	**1,018**	793	1,828
Analysis of Jardine Pacific's contribution			
Gammon	**10**	9	16
HACTL	**15**	14	33
Jardine Aviation Services	**2**	3	8
JEC	**4**	4	12
JOS	**6**	6	14
Jardine Property Investment	**1**	1	3
Jardine Restaurants	**9**	10	17
Jardine Schindler	**10**	9	18
Jardine Shipping Services	**3**	2	5
Corporate and other interests	**(5)**	(5)	(11)
Continuing businesses	**55**	53	115
Discontinued businesses	**-**	(1)	-
	55	52	115
Analysis of Jardine Motors Group's contribution			
Hong Kong and Mainland China	**23**	20	41
United Kingdom	**9**	15	23
Corporate	**-**	(1)	(1)
	32	34	63

Jardine Matheson Holdings Limited
Notes to Condensed Financial Statements

1. Accounting Policies and Basis of Preparation

The condensed financial statements have not been audited or reviewed by the Group's auditor pursuant to the UK Auditing Practices Board guidance on the review of interim financial information. The condensed financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

In 2008, the Group adopted the following interpretations to existing standards which are relevant to its operations:

IFRIC 11	IFRS 2 - Group and Treasury Share Transactions
IFRIC 12	Service Concession Arrangements
IFRIC 14	IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

There have been no changes to the accounting policies described in the 2007 annual financial statements as a result of adoption of the above interpretations.

Certain comparative figures have been reclassified to conform with the current period presentation.

The Group's reportable segments are set out in note 2 and are described on pages 4 to 8.

2. Revenue

	Six months ended 30th June	
	2008	2007
	US$m	US$m
By business:		
Jardine Pacific	**598**	535
Jardine Motors Group	**1,567**	1,479
Dairy Farm	**3,315**	2,796
Mandarin Oriental	**266**	250
Jardine Cycle & Carriage	**691**	642
Astra	**5,028**	3,486
Other activities	**2**	1
	11,467	9,189

3. Net Operating Costs

	Six months ended 30th June	
	2008	2007
	US$m	US$m
Cost of sales	**(8,745)**	(7,081)
Other operating income	**108**	179
Selling and distribution costs	**(1,228)**	(1,072)
Administration expenses	**(522)**	(465)
Other operating expenses	**(13)**	(10)
	(10,400)	(8,449)

4. Operating Profit

	Six months ended 30th June	
	2008	2007
	US$m	US$m
By business:		
Jardine Pacific	**30**	37
Jardine Motors Group	**54**	59
Dairy Farm	**186**	113
Mandarin Oriental	**42**	70
Jardine Cycle & Carriage	**30**	21
Astra	**745**	415
	1,087	715
Corporate and other interests	**(20)**	25
	1,067	740
Operating profit included the following gains/(losses) from non-trading items:		
Increase in fair value of investment properties	**10**	-
Sale and closure of businesses	**19**	30
Sale of investments	**1**	47
Sale of property interests	**3**	-
Restructuring of businesses	**(2)**	-
Realization of exchange gains*	**1**	7
Discount on acquisitions	**-**	9
Dilution of interest in a subsidiary undertaking	**(2)**	-
Value added tax recovery in Jardine Motors Group	**2**	-
Other	**-**	1
	32	94

* Arising on repatriation of capital from foreign subsidiary undertakings.

5. Share of Results of Associates and Joint Ventures

	Six months ended 30th June	
	2008	2007
	US$m	US$m
By business:		
Jardine Pacific	**48**	39
Jardine Lloyd Thompson	**23**	38
Hongkong Land	**782**	569
Dairy Farm	**12**	11
Mandarin Oriental	**9**	8
Jardine Cycle & Carriage	**5**	4
Astra	**127**	86
Corporate and other interests	**16**	12
	1,022	767
Share of results of associates and joint ventures included the following gains/(losses) from non-trading items:		
Increase in fair value of investment properties	**668**	496
Sale and closure of businesses	**4**	(3)
Sale of investments	**3**	-
Sale of property interests	**2**	-
Restructuring of businesses	**-**	17
	677	510

Results are shown after tax and minority interests in the associates and joint ventures.

6. Tax

	Six months ended 30th June	
	2008	2007
	US$m	US$m
Current tax	**338**	193
Deferred tax	**(13)**	(8)
	325	185
Greater China	**30**	26
Southeast Asia	**286**	137
United Kingdom	**7**	8
Rest of the world	**2**	14
	325	185

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates.

Share of tax of associates and joint ventures of US$150 million *(2007: US$166 million)* are included in share of results of associates and joint ventures.

7. Earnings per Share

Basic earnings per share are calculated on profit attributable to shareholders of US$1,018 million *(2007: US$793 million)* and on the weighted average number of 353 million *(2007: 354 million)* shares in issue during the period.

Diluted earnings per share are calculated on profit attributable to shareholders of US$994 million *(2007: US$777 million),* which is after adjusting for the effects of the conversion of dilutive potential ordinary shares of subsidiary undertakings, associates or joint ventures, and on the weighted average number of 354 million *(2007: 355 million)* shares after adjusting for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the period.

The weighted average number of shares is arrived at as follows:

	Ordinary shares in millions	
	2008	2007
Weighted average number of shares in issue	**621**	617
Shares held by the Trustee under the Senior Executive Share Incentive Schemes	**(1)**	(2)
Company's share of shares held by subsidiary undertakings	**(267)**	(261)
Weighted average number of shares for basic earnings per share calculation	**353**	354
Adjustment for shares deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes	**1**	1
Weighted average number of shares for diluted earnings per share calculation	**354**	355

Additional basic and diluted earnings per share are also calculated based on underlying profit attributable to shareholders. A reconciliation of earnings is set out below:

	Six months ended 30th June					
	2008			2007		
		Basic earnings per share	**Diluted earnings per share**		Basic earnings per share	Diluted earnings per share
	US$m	**US$**	**US$**	US$m	US$	US$
Profit attributable to shareholders	**1,018**	**2.89**	**2.81**	793	2.24	2.19
Non-trading items *(note 8)*	**(570)**			(473)		
Underlying profit attributable to shareholders	**448**	**1.27**	**1.27**	320	0.90	0.90

8. Non-trading Items

Non-trading items are separately identified to provide greater understanding of the Group's underlying business performance. Items classified as non-trading items include fair value gains or losses on revaluation of investment properties and plantations; gains and losses arising from the sale of businesses, investments and properties; impairment of non-depreciable intangible assets and other investments; provisions for the closure of businesses; and other credits and charges of a non-recurring nature that require inclusion in order to provide additional insight into underlying business performance.

An analysis of non-trading items after interest, tax and minority interests is set out below:

	Six months ended 30th June	
	2008	2007
	US$m	US$m
Increase in fair value of investment properties		
- Hongkong Land	**541**	396
- other	**10**	-
	551	396
Sale and closure of businesses		
- 50% interest in Olive Young	**8**	-
- 25% interest in Mandarin Oriental, New York	**-**	9
- other	**4**	4
	12	13
Sale of investments	**3**	37
Sale of property interests	**3**	-
Restructuring of businesses	**-**	17
Realization of exchange gains*	**-**	7
Discount on acquisitions	**-**	2
Dilution of interest in a subsidiary undertaking	**(1)**	-
Value added tax recovery in Jardine Motors Group	**2**	-
Other	**-**	1
	570	473

* Arising on repatriation of capital from foreign subsidiary undertakings.

9. Non-current Assets Classified as Held for Sale

The major classes of assets and liabilities classified as held for sale are set out below:

	At 30th June		At 31st December
	2008	2007	2007
	US$m	US$m	US$m
Tangible assets	**41**	3	39
Investment properties	**-**	7	2
Associates and joint ventures	**-**	-	7
Current assets	**7**	-	-
Total assets	**48**	10	48
Deferred tax liabilities	**1**	-	2
Current liabilities	**5**	-	-
Total liabilities	**6**	-	2

Non-current assets classified as held for sale at 31st December 2007 included Dairy Farm's 50% interest in Olive Young with a carrying value of US$7 million and its interest in a retail property in Malaysia with a carrying value of US$33 million. The sale of Olive Young was completed in February 2008 and resulted in a profit before tax of US$14 million, which was included in other operating income. The retail property remained unsold at 30th June 2008.

10. Shareholders' Funds

	Six months ended 30th June **2008** US$m	2007 US$m
At 1st January	**8,490**	6,594
Recognized income and expense attributable to shareholders	**931**	861
Dividends *(note 11)*	**(159)**	(141)
Employee share option schemes		
- value of employee services	**5**	3
- exercise of share options	**3**	1
Scrip issued in lieu of dividends	**79**	78
Change in attributable interests	**-**	1
Increase in own shares held	**(42)**	(35)
At 30th June	**9,307**	7,362

11. Dividends

	Six months ended 30th June **2008** US$m	2007 US$m
Final dividend in respect of 2007 of US¢45.00 *(2006: US¢40.00)* per share	**279**	246
Company's share of dividends paid on the shares held by subsidiary undertakings	**(120)**	(105)
	159	141

An interim dividend in respect of 2008 of US¢24.00 *(2007: US¢20.00)* per share amounting to a total of US$149 million *(2007: US$123 million)* is declared by the Board. The net amount after deducting the Company's share of the dividends payable on the shares held by subsidiary undertakings of US$64 million *(2007: US$53 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2008.

12. Notes to Consolidated Cash Flow Statement

(a) Purchase of subsidiary undertakings	Six months ended 30th June 2008 Book value US$m	Fair value adjustments US$m	Fair value US$m	2007 Fair value US$m
Intangible assets	4	-	4	2
Tangible assets	1	231	232	3
Current assets	3	-	3	31
Deferred tax liabilities	-	(70)	(70)	-
Pension liabilities	-	-	-	(1)
Non-current creditors	-	-	-	(1)
Current liabilities	(2)	-	(2)	(20)
Net assets	6	161	167	14
Adjustment for minority interests			(50)	-
Net assets acquired			117	14
Goodwill			4	6
Total consideration			121	20
Adjustment for carrying value of associates and joint ventures			(1)	-
Cash and cash equivalents of subsidiary undertakings acquired			-	(2)
Net cash outflow			120	18
Increase in interest in Jardine Strategic			19	-
Increase in interest in Mandarin Oriental			1	-
Increase in interest in Jardine Cycle & Carriage			86	-
Increase in interests in other subsidiary undertakings			60	-
			286	18

Net cash outflow in 2008 of US$120 million included US$116 million for United Tractors' acquisition in February of a 70% interest in a company which holds coal mining rights in Central Kalimantan. Net cash outflow in 2007 of US$18 million principally related to Jardine Motors Group's acquisition of a dealership in the United Kingdom.

Increase in interests in other subsidiary undertakings included US$42 million for Dairy Farm's acquisition of an additional 25% interest in PT Hero Supermarket under a put option and US$14 million for Astra's increased interest in PT Astra Otoparts.

(b) Purchase of associates and joint ventures for the six months ended 30th June 2008 included Jardine Strategic's increased interest in Hongkong Land of US$90 million *(2007: US$96 million).*

12. Notes to Consolidated Cash Flow Statement (continued)

(c) Purchase of other investments for the six months ended 30th June 2008 included US$45 million for Astra's purchase of securities, and US$22 million and US$6 million for Jardine Strategic's purchase of shares in Paris Orléans and subscription for Asia Commercial Bank convertible bonds respectively.

(d) Sale of subsidiary undertakings	Six months ended 30th June 2008 US$m	2007 US$m
Intangible assets	1	1
Tangible assets	4	1
Associates and joint ventures	2	-
Non-current debtors	2	-
Deferred tax assets	4	-
Current assets	99	4
Current liabilities	(30)	-
Net assets	82	6
Adjustment for minority interests	(25)	-
Net assets disposed of	57	6
Cumulative exchange translation differences	-	1
Profit on disposal	4	-
Sale proceeds	61	7
Adjustment for carrying value of associates and joint ventures	(37)	-
Cash and cash equivalents of subsidiary undertakings disposed of	(62)	-
Net cash (outflow)/inflow	(38)	7

Sale proceeds in 2008 of US$61 million included US$51 million from Astra's sale of a 15% interest in PT Pantja Motor, reducing its effective interest from 65% to 50%.

(e) Sale of associates and joint ventures for the six months ended 30th June 2008 included US$21 million from Dairy Farm's sale of its 50% interest in Olive Young. Sale of associates and joint ventures for the six months ended 30th June 2007 included US$22 million from Jardine Pacific's sale of its 50% interest in Colliers Halifax and US$75 million from Mandarin Oriental's sale of its 25% interest in Mandarin Oriental, New York.

(f) Sale of other investments for the six months ended 30th June 2008 mainly comprised Astra's sale of securities. Sale of other investments for the six months ended 30th June 2007 included US$50 million and US$12 million from Jardine Strategic's sale of part of its holding in The Bank of N.T. Butterfield & Son and its interest in CNAC respectively.

13. Capital Commitments and Contingent Liabilities

Total capital commitments at 30th June 2008 and 31st December 2007 amounted to US$368 million and US$263 million respectively.

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the condensed financial statements.

14. Related Party Transactions

In the normal course of business the Group undertakes a variety of transactions with certain of its associates and joint ventures.

The most significant of such transactions relate to the purchase of motor vehicles and spare parts from the Group's associates and joint ventures in Indonesia including PT Toyota-Astra Motor, PT Astra Honda Motor and PT Astra Daihatsu Motor. Total cost of motor vehicles and spare parts purchased from associates and joint ventures for the six months ended 30th June 2008 amounted to US$1,975 million *(2007: US$1,336 million).*

Other transactions with associates and joint ventures described in note 37 to the 2007 annual financial statements do not have a material effect on the financial position or performance of the Group.

15. Post Balance Sheet Event

In July 2008, Jardine Cycle & Carriage announced that it had acquired a 20% interest in Truong Hai Auto Corporation, a Vietnamese automotive company, at a total cost of approximately US$77 million.

Jardine Matheson Holdings Limited
Principal Risks and Uncertainties

The following are the principal risks and uncertainties facing the Company as required to be disclosed pursuant to the Disclosure and Transparency Rules issued by the Financial Services Authority of the United Kingdom and are in addition to the matters referred to in the Chairman's Statement:

1. Economic Risk, Market Risk and Competition

   Most of the Group's businesses are exposed to the risk of negative developments in global and regional economies and financial markets. These developments can result in recession, inflation, currency fluctuations, or increases in financing costs, oil prices and in the cost of raw materials. Such developments might increase operating costs or reduce revenues.

   A number of our businesses make significant investment decisions in respect of developments or projects that take time to come to fruition and achieve the desired returns and are, therefore, subject to market risks. These risks are further pronounced when operating in volatile markets.

   The Group's businesses operate in areas that are highly competitive, and failure to compete effectively in terms of price, quality of product or levels of service can have an adverse effect on earnings. Significant pressure from such competition may lead to reduced margins.

   The steps taken by the Group to manage its exposure to financial risk are set out in the Financial Review on page 24 and note 2 to the Financial Statements on page 40, and in the description of the systems of internal control set out in the Corporate Governance section on page 96 of the Company's 2007 Annual Report, which is available from the Company's website www.jardines.com.

2. Concessions, Franchises and Key Contracts

   A number of the Group's businesses and projects are reliant on concessions, franchises, management or other key contracts. Cancellation, expiry or termination, or the renegotiation of any such concession, franchise or key contract, could have an adverse effect on the financial condition and results of operations of certain subsidiaries, associates and joint ventures of the Group.

3. Regulatory and Political Risk

   The Group's businesses are subject to a number of regulatory environments in the territories in which they operate. Changes in the regulatory approach to such matters as foreign ownership of assets and businesses, exchange controls, planning controls, emission regulations, tax rules and employment legislation have the potential to impact the operations and profitability of the Group's businesses. Changes in the political environment in such territories can also affect the Group's businesses.

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4. Terrorism, Pandemic and Natural Disasters

   A number of the Group's operations are vulnerable to the effects of terrorism, either directly through the impact of an act of terrorism or indirectly through the impact of generally reduced economic activity in response to the threat of or an actual act of terrorism.

   All Group businesses would be impacted by a global or regional pandemic which could be expected to seriously affect economic activity and the ability of our businesses to operate smoothly. In addition, many of the territories in which we operate can experience from time to time natural disasters such as earthquakes and typhoons.

Jardine Matheson Holdings Limited
Responsibility Statement

The Directors of the Company confirm to the best of their knowledge that:

(a) the condensed financial statements have been prepared in accordance with IAS 34; and

(b) the interim management report includes a fair review of all information required to be disclosed by the Disclosure and Transparency Rules 4.2.7 and 4.2.8 issued by the Financial Services Authority of the United Kingdom.

For and on behalf of the Board

A.J.L. Nightingale
James Riley

Directors

1st August 2008

The interim dividend of US¢24.00 per share will be payable on 15th October 2008 to shareholders on the register of members at the close of business on 22nd August 2008, and will be available in cash with a scrip alternative. The ex-dividend date will be on 20th August 2008, and the share registers will be closed from 25th to 29th August 2008, inclusive. Shareholders will receive their cash dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for sterling. These shareholders may make new currency elections for the 2008 interim dividend by notifying the United Kingdom transfer agent in writing by 26th September 2008. The sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 2nd October 2008. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars or the scrip alternative.

The Jardine Matheson Group

Founded as a trading company in China in 1832, Jardine Matheson is today a diversified business group focused principally on Asia. Its businesses comprise a combination of cash generating activities and long-term property assets.

Jardine Matheson holds interests directly in Jardine Pacific (100%), Jardine Motors (100%) and Jardine Lloyd Thompson (31%), while its 81%-held Group holding company, Jardine Strategic, is interested in Hongkong Land (48%), Dairy Farm (78%), Mandarin Oriental (73%) and Jardine Cycle & Carriage (67%), which in turn has a 50% shareholding in Astra. Jardine Strategic also has a 53% shareholding in Jardine Matheson and a 21% stake in Rothschilds Continuation, the merchant banking house.

These companies are leaders in the fields of engineering and construction, transport services, insurance broking, property investment and development, retailing, restaurants, luxury hotels, motor vehicles and related activities, financial services, heavy equipment, mining and agribusiness.

Incorporated in Bermuda, Jardine Matheson Holdings Limited has its primary share listing in London, with secondary listings in Bermuda and Singapore. Jardine Matheson Limited operates from Hong Kong and provides management services to Group companies.

- end -

For further information, please contact:

Jardine Matheson Limited
James Riley (852) 2843 8229

GolinHarris
Kennes Young (852) 2501 7987

As permitted by the Disclosure and Transparency Rules of the Financial Services Authority of the United Kingdom, the Company will not be posting a printed version of the Half-Yearly Results announcement to shareholders. The Half-Yearly Results announcement will remain available on the Company's website, www.jardines.com, together with other Group announcements.

END